EXHIBIT 11
COMPUTATION OF EARNINGS
PER SHARE
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
$ in thousands except per share data	2014	2013	2014	2013
Earnings per common share
Net income available to common shareholders of Carver Bancorp, Inc.	$210	$342	$381	$753
Weighted average common shares outstanding	3,696,370	3,696,179	3,696,297	3,696,072
Basic earnings per common share	$0.06	$0.09	$0.10	$0.20
Diluted earnings per common share	$0.06	$0.09	$0.10	$0.20